UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2006

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 29, 2006

MITSUBISHI UFJ FINANCIAL GROUP, INC.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs
Corporate Administration Division

[NOTICE: This notice is a translation of the Japanese language original for convenience purposes only, and in the event of any discrepancy, the Japanese language original shall prevail.]

June 29, 2006

NOTICE OF RESOLUTION OF

THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

You are herby notified that the matters below were reported and resolved at the 1st Annual General Meeting of Shareholders of Mitsubishi UFJ Financial Group, Inc. (the “Company”), which was held today.

Yours very truly,

MITSUBISHI UFJ FINANCIAL GROUP, INC.

Nobuo Kuroyanagi

President & CEO

7-1, Marunouchi 2-chome,

Chiyoda-ku, Tokyo

PARTICULARS

Matters Reported:

1.	Report on the Non-Consolidated Balance Sheet as of March 31, 2006, and the Non-Consolidated Statement of Income and the Business Report for the 1st Business Term (from April 1, 2005 to March 31, 2006), and report on the results of repurchase of own shares by a resolution of the Board of Directors based on the authorization provided for in the Articles of Incorporation were made.

2.	Report on the Consolidated Balance Sheet as of March 31, 2006, the Consolidated Statement of Operations for the 1st Business Term (from April 1, 2005 to March 31, 2006), and the Results of the Audit of the Consolidated Financial Statements by the Independent Auditors and the Board of Corporate Auditors was made.

Matters Resolved:

First Item of Business	Approval of the Proposed Appropriations of Retained Earnings and Other Capital Surplus for the 1st Business Term

This item was approved and resolved as originally proposed. The year-end dividends for Ordinary Shares for the term under review were decided at 4,000 (four thousand) yen per share. The year-end dividends for Preferred Shares for the term under review were decided at: for Class 3 Preferred Shares, the prescribed amount of 30,000 (thirty thousand) yen per share; for Class 8 Preferred Shares, the prescribed amount of 15,900 (fifteen thousand nine hundred) yen per share; for Class 9 Preferred Shares, the prescribed amount of 18,600 (eighteen thousand six hundred) yen per share; for Class 10 Preferred Shares, the prescribed amount of 19,400 (nineteen thousand four hundred) yen per share; for Class 11 Preferred Shares, the prescribed amount of 5,300 (five thousand three hundred) yen per share; and for Class 12 Preferred Shares, the prescribed amount of 11,500 (eleven thousand five hundred) yen per share.

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Second Item of Business	Reduction of the Legal Capital Surplus

This item was approved and resolved as originally proposed. To gain a flexibility of financial strategy hereafter, such as repurchase of its own shares, etc., it was decided to reduce the legal capital surplus by 2,194,500,000,000 (two trillion one hundred ninety-four billion five hundred million) yen from the current amount of 3,577,570,174,350 (three trillion five hundred seventy-seven billion five hundred seventy million one hundred seventy-four thousand three hundred fifty) yen under the provision of Article 448, Paragraph 1 of the Corporation Act, and to transfer all amount so reduced to the other capital surplus. The date on which such reduction of the legal capital surplus will become effective was decided to be August 1, 2006.

Third Item of Business	Partial Amendments to the Articles of Incorporation

This item was approved and resolved as originally proposed. The details of the amendments are as follows.

(1)	The total number of shares authorized to be issued with respect to the Class 8 Preferred Shares through Class 12 Preferred Shares, respectively, was reduced according to the respective total number of issued class shares as of May 22, 2006.

(2)	New provisions were added to the Articles of Incorporation in order to clarify the handling of remuneration, etc. for Directors and Corporate Auditors,, and method of election and term of office of, and remuneration, etc. for, the Accounting Auditor.

(3)	Provisions were newly established in order to ensure Directors and Corporate Auditors fully perform their expected roles, by introducing a system which allows exemption of Directors and Corporate Auditors from their liabilities, within the limits stipulated by laws and regulations, by a resolution of the Board of Directors.

(4)	The following necessary amendments were made in accordance with the enforcement of the Corporation Act (Law No. 86, 2005) and the Act for Maintenance, Etc. of Relevant Acts Relating to the Enforcement of the Corporation Act (Law No. 87, 2005) (the “Maintenance Act”) and the Corporation Act Enforcement Regulations (Ministry of Justice Ordinance No. 12, 2006), the Corporate Calculation Regulations (Ministry of Justice Ordinance No. 13, 2006) and the Electronic Public Notice Regulations (Ministry of Justice Ordinance No. 14, 2006) as of May 1, 2006.

(i)	With respect to the matters deemed to be included in the Articles of Incorporation of the Company pursuant to the Maintenance Act, new provisions were established or necessary amendments were made to the current provisions.

(ii)	As shares are deemed to be of different classes if the amounts of preferred dividends or other descriptions are different, amendments were made to establish multiple series, each of which shall be considered as a separate class of shares, for Class 5 Preferred Shares through Class 7 Preferred Shares which may be issued in several series.

(iii)	Pursuant to the Corporation Act and the Maintenance Act, necessary amendments were made to the descriptions of each class of Preferred Shares.

(iv)	In order to disclose reference documents, etc. for general meetings of shareholders via the Internet, a provision was newly established.

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(v)	With respect to voting by proxy at a general meeting of shareholders, amendments were made so that the proxy shall be limited to one (1) shareholder of the Company entitled to exercise its own voting rights at such meeting.

(vi)	With respect to the general meetings of holders of classes of shares, new provisions were added to make the quorum of such meetings be the same as the ordinary general meetings of shareholders.

(vii)	For flexible administration of the Board of Directors, a provision was newly established to enable the Company to deem that a resolution of the Board of Directors has been made without convening a meeting when all the Directors express their agreement in writing or by an electromagnetic device.

(viii)	In order to invite capable persons as Outside Corporate Auditor and ensure them to fully achieve their expected role, a provision was newly established to enable the Company to execute agreements with Outside Corporate Auditors, limiting the liability of such Outside Corporate Auditors.

(ix)	In order to gain flexibility of the capital strategy, a provision was newly established to enable the Company to acquire its own shares by a resolution of the Board of Directors.

(x)	In addition to the above, necessary amendments, including changes of wording, expressions and references in accordance with the Corporation Act and the related laws and regulations described above and renumbering of the articles, were made to the entire Articles of Incorporation.

Fourth Item of Business	Election of 15 (fifteen) Directors

Messrs. Ryosuke Tamakoshi, Haruya Uehara, Nobuo Kuroyanagi, Hajime Sugizaki, Yoshihiro Watanabe, Toshihide Mizuno, Shintaro Yasuda, Hirohisa Aoki, Kinya Okauchi, Nobuyuki Hirano, Iwao Okijima and Takuma Otoshi were reelected and reappointed as Directors, and Messrs. Katsunori Nagayasu, Fumiyuki Akikusa and Akio Harada were newly elected and appointed as Directors.

Messrs. Iwao Okijima, Akio Harada and Takuma Otoshi meet the requirements for of outside directors set out in Article 2, Item 15 of the Corporation Act.

Fifth Item of Business	Granting of Retirement Gratuities to Retiring and Retired Directors and Corporate Auditors

It was resolved that retirement gratuities be granted to Messrs. Ryotaro Kaneko, Akio Utsumi and Tatsunori Imagawa who resigned from the offices of Directors and Mr. Kunio Ishihara who resigned from the office of Corporate Auditor of the Company, Mr. Makoto Utsumi who retired from the office of Director, Mr. Shosaku Yasui who resigned from the office of Director and Messrs. Nobuo Sugie, Kanji Kobayashi, Masateru Nakamura and Yoshiharu Hayakawa who retired from the offices of Corporate Auditors of UFJ Holdings, Inc., and Messrs. Shigemitsu Miki and Hiroshi Hamada who retired from the offices of Directors of the Company upon the closing of this Meeting, in reasonable amounts to be determined in accordance with the prescribed standards of the Company. The determination of the amount, the date, method, and the like of presentation were decided to be entrusted to the Board of Directors in the case of the retired, resigning or retiring Directors and to be determined among Corporate Auditors in the case of the retired or retiring Corporate Auditors.

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